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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-50449

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31,2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRG Advisors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 Sheridan Drive
(No. and Street)

Williamsville (City) NY (State) 14221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul S. Duggan 716-247-5019
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas J. Trumeter CPA
(Name – *if individual, state last, first, middle name*)

400 West Metro Park (Address) Rochester (City) New York (State) 14623 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul S. Duggan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRG Advisors, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN B. VANCE
NOTARY PUBLIC, State of New York
Qualified in Erie County
My Commission Expires 1/31/19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRG Advisors, Inc.

Financial Statements
and Supplemental Schedule
December 31, 2015

TRG ADVISORS, INC.

Table of Contents

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
TRG Advisors, Inc.

We have audited the accompanying financial statements of TRG Advisors, Inc. (a New York State S corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. TRG Advisors Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of TRG Advisors, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of TRG Advisors, Inc's financial statements. The supplemental information is the responsibility of TRG Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental

information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Rochester, New York

February 25, 2016

TRG ADVISORS, INC.

Statement of Financial Condition
December 31, 2015

ASSETS		
Cash and cash equivalents	$	34,769
Commissions receivable		50,891
Accounts receivable registered representatives		55,772
Total assets	$	141,432
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$	40,136
Accounts payable and accrued expenses		10,984
Accrued payroll and benefits		1,939
Total liabilities		53,059
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 20,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		9,900
Retained earnings		78,373
Total stockholder's equity		88,373
Total liabilities and stockholder's equity	$	141,432

TRG ADVISORS, INC.

Statement of Income
For the Year Ended December 31, 2015

REVENUE	
Commission income	$ 506,337
Investment advisory and management fees	583,872
Interest income	1,281
Total revenue	1,091,490
EXPENSES	
Commission expense	417,665
Payroll and related taxes	253,857
Employee benefits	37,764
Corporate travel	27,929
Technology	26,501
Occupancy expenses	14,940
Professional fees	13,327
Equipment lease	10,908
Regulatory and CRD fees	7,064
Insurance expense	5,414
Telephone	4,223
Office expense	3,948
Dues and subscriptions	1,730
Marketing	601
Miscellaneous expense	10,290
Total expenses	836,161
INCOME BEFORE PROVISION FOR INCOME TAXES	255,329
PROVISION FOR INCOME TAXES	300
NET INCOME	$ 255,029

TRG ADVISORS, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, January 1, 2015	$ 100	$ 9,900	$ 96,059	$ 106,059
Net income	-	-	255,029	255,029
Stockholder distributions	-	-	(272,715)	(272,715)
BALANCE, December 31, 2015	$ 100	$ 9,900	$ 78,373	$ 88,373

TRG ADVISORS, INC.

Statement of Cash Flows
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 255,029
Adjustments to reconcile net income to net cash provided by operating activities:	
Net changes in operating assets and liabilities affecting cash flows:	
Commissions receivable	(17,762)
Accounts receivable registered representatives	(7,971)
Commissions payable	12,863
Accounts payable and accrued expenses	(2,143)
Accrued payroll and benefits	(733)
Net cash provided by operating activities	239,283
CASH FLOWS FROM INVESTING ACTIVITIES:	
Collection of note receivable - related party	24,400
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholder distributions	(272,715)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,032)
CASH AND CASH EQUIVALENTS:	
Beginning of year	43,801
End of year	$ 34,769
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ 300

TRG ADVISORS, INC.

Notes to Financial Statements
For the Year Ended December 31, 2015

1. ORGANIZATION

TRG Advisors, Inc. (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker who does not take possession of customer funds or carry customer accounts. The Company was incorporated on July 23, 1997 and is engaged in a single line of business as a securities broker/dealer, primarily brokering agency transactions for mutual fund and annuity investments on behalf of its customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been presented on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the statement of financial condition.

Receivables – Commissions are recorded on a trade date basis as related securities transactions occur. Commissions receivable are primarily due from various investment companies. Losses from uncollectible receivables are accrued when it is probable that a receivable has been impaired and the amount of the loss can be reasonably estimated. As of the date of these financial statements, management believes that neither of these conditions existed with regard to the Company's receivables, and, as such, an allowance for doubtful accounts has not been established.

Income Taxes – The Company, with the approval of its stockholder, has elected to be taxed as an S Corporation for federal and state income tax purposes. Consequently, the Company's income, deductions and tax attributes are reported to the stockholder and included in his individual income tax returns. As a result, no provision for income taxes has been reflected in the accompanying financial statements except for minimum state franchise taxes.

In accordance with Financial Accounting Standards Board Accounting Standards Codification No. 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company recognizes the tax benefits from uncertain tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. At December 31, 2015, management believes the Company had no uncertain tax positions that would require adjustment to the financial statements. The Company's income tax filings are subject to audit by various taxing authorities. Any interest and penalties assessed to the Company would be reflected as an operating expense. The Company is no longer subject to audit by tax authorities for years prior to 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2016 and February 9, 2016, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company's commissions receivable are due from its clearing broker and other large financial institutions resulting from sales of financial instruments. Commissions are normally collected within 30 days of the related transaction. The Company's accounts receivable are due from investment companies. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments is determined using market information and appropriate valuation methodologies. The Company's financial instruments consist of cash, receivables and payables. At December 31, 2015, the amounts of these items in the accompanying statement of financial condition approximate their fair values as a result of their short maturities and liquidity.

Accounting principles generally accepted in the United States of America establishes the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

- *Level 1* - Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- *Level 2* - Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* - Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2015, the Company's financial instruments were recorded at cost which approximates fair value as a result of their short-term maturities and liquidity. As a result, the fair value hierarchy has not been applied by the Company in valuing any of its financial instruments.

TRG ADVISORS, INC.

Notes to Financial Statements
For the Year Ended December 31, 2015

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2015, the Company had net capital of $22,658, which was $17,658 in excess of its required net capital of $5,000, and a ratio of aggregate indebtedness to net capital of 2.34 to 1.

6. COMMITMENTS

The Company leases office and storage space from Touchstone Retirement Group, a related party, under an operating agreement that expires on July 10, 2018. Related rent expense was $6,540 for the year ended December 31, 2015 and is included in occupancy expense in the accompanying statement of income.

The Company leases additional space from a relative of the stockholder under an operating lease agreement that requires monthly rental payments of $1,400 through June 30, 2016. The agreement also provides for an automatic one year renewal option. Related rent expense was $8,400 for the year ended December 31, 2015 and is included in occupancy expense in the accompanying statement of income.

Additionally, the Company leases certain equipment under an operating lease agreement that requires monthly rental payments of approximately $909, through November 2016. Related rent expense was $10,908 for the year ended December 31, 2015.

Future minimum lease payments required under the above leases are as follows:

2016	$ 33,340
2017	6,540
2018	3,270

7. RELATED PARTY TRANSACTIONS

As stated in Note 6, the Company leases office and storage space from both Touchstone Retirement Group and a relative of the stockholder under various operating lease agreements. Total related party rent expense was $14,940 for the year ended December 31, 2015.

* * * * * * * * * * * *

TRG ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition	$	88,373
Deduct: stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		88,373
Add:		
Liabilities subordinated to claims for general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		88,373
Deductions and/or charges:		
Total non-allowable assets from statement of financial condition		(65,715)
Security demand note deficiency		-
Commodity futures contracts and spot commodities		-
Other deductions and/or charges		-
Net capital before haircuts on securities positions (tentative net capital)		22,658
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentration		-
Other		-
Net capital	$	22,658

(Continued)

TRG ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	53,059
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	53,059

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	3,537
Minimum dollar net capital requirement of reporting broker and dealer	$	5,000
Net capital requirement (greater of two)	$	5,000
Excess net capital (net capital less net capital requirement)	$	17,658
Excess net capital at 1000%	$	17,352
Percentage of aggregate indebtedness to net capital		234%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by TRG Advisors, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date.

(Concluded)

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of TRG Advisors, Inc.

We have reviewed management's statements included in the accompanying Report of Exemption Claimed Under 17 C.F.R. §240.15c3-3(k) in which (1) TRG Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which TRG Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i)) (the "exemption provision") and (2) stated that TRG Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. TRG Advisors, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TRG Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Rochester, New York

February 25, 2016

TRG ADVISORS, INC.

Report of Exemption Claimed Under C.F.R.§240.15c3-3(k)
December 31, 2015

To the best of my knowledge and belief, TRG Advisors, Inc. claims exemption from 17 C.F.R.§240.15c3-3, (k)(2)(i)) (the exemption provision) for the entire year ended December 31, 2015.

To the best of my knowledge and belief, TRG Advisors, Inc. has met the identified exemption provisions under 17 C.F.R.§240.15c3-3 (k)(2)(i) throughout the entire year ended December 31, 2015 as described in paragraph (d)(4)(iii) of this section without exception.



Paul Duggan, President

TRG ADVISORS, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are not applicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(i).

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S REPORT ON AGREED UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholders
TRG Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to December 31, 2015, which were agreed to by TRG Advisors, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the applicable amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the applicable amounts reported on Form SIPC-7 for the period from January 1, 2015 to December 31, 2015 noting no differences;

3. Compared any adjustments reported on SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of these specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Rochester, NY
February 25, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******1848*******************MIXED AADC 220
050449 FINRA DEC
TRG ADVISORS INC
6500 SHERIDAN DR STE 110
AMHERST NY 14221-4846

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,232
   B. Less payment made with SIPC-6 filed (exclude interest) (1,121)
      Date Paid —
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 1,110
   E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,110
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1,110
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TRG Advisors Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 30 day of January, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,091,494

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 198,878

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 198,878

2d. SIPC Net Operating Revenues $ 892,616

2e. General Assessment @ .0025 $ 2,232

(to page 1, line 2.A.)

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors and Shareholders
TRG Advisors, Inc.

In planning and performing our audit of the financial statements of TRG Advisors, Inc. (Company) as of and for the year ended December 31, 2015, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Rochester, NY

February 25, 2016